EXHIBIT 21
List of “significant subsidiaries” of Petrobras Energía S.A.
as defined in Rule 1-02(w) of Regulation S-X

1.	Innova S.A. (Brazil)

2.	World Fund Financial Services (Grand Cayman)

3.	Petrobras Financial Services Austria GMBH (Austria)

4.	Petrobras Energía Perú S.A. (Perú)

5.	Ecuadortlc S.A. (Ecuador)